FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of April
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

28 April 2014

HSBC BANK OMAN S.A.O.G.
RESULTS FOR THE THREE MONTHS ENDED 31 MARCH 2014

HSBC Bank Oman S.A.O.G. ('HBON') announces that at the Board of Directors' meeting held on Sunday, 27 April 2014, the Board approved HBON's unaudited financial results for the three months ended 31 March 2014.

•    Net profit was down by 45.6% to RO3.1m (compared to RO5.7m for the same period in 2013, which had benefitted from large recoveries, release of a portion of the general provision and earnings from one-off fees).

• Net interest income remained flat at RO11.5m (compared to RO11.6m for the same period in 2013).
• Total other operating income declined by 6.1% to RO4.6m (compared to RO4.9m for the same period in 2013 due to one-off fees received last year).

•    A net charge of RO0.2m has been reported for loan impairment charges (compared to a net recovery of RO2.5m for the same period in 2013, represented by recoveries from corporate clients of RO1.6m and a general provision       release of RO1.3m from a reduction in corporate loans and advances, which were partly offset by a net charge in retail loans and advances).

• Operating expenses remained flat at RO12.3m (compared to RO12.3m for the same period in 2013).

•    Loans and advances, net of provisions and reserved interest, decreased by 4.5% to RO1,017.1m due to the sale of the syndicated loan book and repayment of loans (compared to RO1,064.8m at 31 March 2013). Customer       deposits decreased by 7.9% to RO1,948.1m due to a reduction in corporate deposits (compared to RO2,115.6m at 31 March 2013).

• HBON's capital adequacy ratio increased to 19.8% at 31 March 2014 (compared to 17.6% at 31 March 2013), representing a strong capital base for future growth.

Media enquiries to David Fisk on + 968 (0) 2494 7673 or at david.fisk@hsbc.com

Notes to editors:

HSBC in Oman
HSBC in Oman is represented by HSBC Bank Oman S.A.O.G. which was formed in June 2012 after Oman International Bank S.A.O.G. merged with HSBC Bank Middle East Ltd.'s operations in Oman. HSBC Holdings plc owns 51% of the combined entity through its indirect wholly owned subsidiary HSBC Bank Middle East Ltd. Today, HSBC Bank Oman is the second largest local Omani bank in terms of branch network and the largest internationally connected financial institution in the Sultanate.

The HSBC Group
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 6,300 offices in 75 countries and territories in Europe, the Asia-Pacific region, North and Latin America, and the Middle East and North Africa. With assets of US$2,749bn at 31 December 2013, the HSBC Group is one of the world's largest banking and financial services organisations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                       Name: Ben J S Mathews

                                                                                                 Title: Group Company Secretary

                                                                                Date: 28 April 2014